USA Technologies, Inc.
100 Deerfield Lane, Suite 140
Malvern, Pennsylvania 19355

January 23, 2015
Via EDGAR

Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	USA Technologies, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2014
Filed September 29, 2014
File No. 1-33365

Dear Mr. Gilmore:

We are in receipt of the comments of the staff of the Securities and Exchange Commission set forth in the letter dated December 18, 2014 regarding the above-referenced filing of USA Technologies, Inc., a Pennsylvania corporation (the “Company”). The numbered responses set forth below correspond with the comments contained in the staff’s comment letter.

Form 10-K for the Fiscal Year Ended June 30, 2014

Item 8. Financial Statements and Supplementary Data

Note 10. Income Taxes, page F-15

1.	We note you released a significant portion of your deferred tax asset valuation allowance during fiscal 2014. We further note that you have recognized significant cumulative losses from continuing operations prior to fiscal 2013 and recognized operating losses in two of the quarters in fiscal 2013 and 2014. In light of your disclosure that forecasts used assume that significantly fewer net connections would be added to its service year and that net connections added is a key metric in driving future growth and earnings, please explain to us your basis for the expectation that in future periods the company will continue positive earnings performance. Tell us how you weighted all of the evidence, including your consideration of the extent to which it can be objectively verified, in reaching the conclusion to reverse the valuation allowance. Refer to paragraphs 30-21 through 30-23 of ASC 740-10-30.

Response:

In determining to release a portion of its tax asset valuation allowance during fiscal year 2014, the Company carefully considered paragraphs 30-21 through 30-23 of ASC 740-10-30. The Company determined that it was more likely than not that the future taxable income to be generated by the Company would utilize a substantial portion of its deferred tax assets.

Positive Evidence

In exercising its judgment, the Company carefully considered the following positive evidence:

•	Significant Existing Connection Base. As of June 30, 2014, the Company had approximately 266,000 connections to its service. The number of connections on its service is a key metric, which in the Company’s recurring revenue service model represents the main driver of growth and earnings. Due to the subscription based nature of its business, the Company’s connections are “sticky”, and would result in recurring revenues for the foreseeable future. Recurring revenues represented 72%, 81%, 84%, and 84% of the Company’s total revenues for the fiscal years ended June 30, 2011, 2012, 2013, and 2014 respectively.

Once a connection is on the service, the Company earns two types of recurring revenue streams: a monthly service fee; and a transaction fee for all cashless transactions generated through the connection. The Company’s customer contracts generally automatically continue in effect unless terminated by the customer upon thirty to sixty days’ notice.

•	Reliance Upon Reasonable Growth Model. Management was comfortable relying upon a financial model which assumes connection growth at a much lower rate than that of the previous five fiscal years. This growth rate assumption was not due to any doubt about the future connection growth of the Company. Rather, in constructing its model, the Company utilized an assumed minimum growth rate that would be necessary in order to fully utilize all of the Company’s operating loss carryforwards prior to expiration. In determining to release a significant portion of its deferred tax asset, the Company only took into account the taxable income anticipated to be earned by the Company over the first ten years of the model.

•	Existing Customers Would Drive Financial Model. The connection growth assumed in the financial model could be achieved solely from the Company’s existing customer base. The need to expand to new customers or new vertical markets is not required in order to achieve the growth results in the financial model.

•	Results of the Recurring Revenue Service Model Are Sustainable. Since the recurring revenues generated by connections are a substantial component of total revenue, and are predictable due to their subscription based nature, we determined that increasing revenues and taxable income are sustainable and reasonably assured.

•	Large Potential Addressable Market. The vending market in which the Company primarily operates is in the early stage of migrating to cashless acceptance and is estimated to consist of 6 to 7 million machines in the United States. The Company’s current market penetration is less than 3%.

•	Broad Market Acceptance. Over the last three fiscal years, the Company has grown the number of customers to its service at a compound annual growth rate (“CAGR”) of 55%, to over 7,300 total customers. The Company believes the growth of its customers is an indicator of a broadening market acceptance, as more and more customers start to utilize cashless payment systems.

Recent  Positive Earnings Performance Under the Company’s Business Model

Connections are the main financial driver in the Company’s business model and result in reliable recurring subscription-like revenues. Due to the growth in its connections, and the stickiness thereof, the Company achieved scale in its business model during the September 30, 2012 quarter, as evidenced by, among other things, positive earnings in each quarter thereafter through March 31, 2014. The growth in connections has resulted in revenue growth during the last five fiscal years at a CAGR of 22.5%.

The following table demonstrates the significant growth in connections, and the resulting improvement in revenues and non-GAAP net income, as of the end of each quarter:

Qtr ended	Revenues	Non-GAAP Net Income	Connections
3/31/2012	$7,527,051	$(633,692)	148,000
6/30/2012	7,902,846	(373,850)	164,000
9/30/2012	8,390,277	(95,993)	174,000
12/31/2012	8,884,321	557,393	186,000
3/31/2013	8,980,804	293,011	196,000
6/30/2013	9,684,842	159,784	214,000
9/30/2013	10,123,058	74,557	217,000
12/31/2013	10,570,514	447,087	224,000
3/31/2014	10,443,932	321,526	244,000
6/30/2014	11,207,460	(91,844)	266,000

Non-GAAP net income (loss) as calculated by the Company would approximately equal the pre-tax operating income (loss) of the Company. In calculating non-GAAP net income (loss), the Company excludes the non-cash change in a warrant (equity instrument) liability which either generates income (reduction in warrant value/liability) or expense (increase in warrant value/liability), as this income/expense does not reflect the operational performance of the Company.

Additionally, for the quarters ended June 30, 2012 and September 30, 2012, non-GAAP net loss did not reflect the unusual non-operational expenses incurred by the Company in connection with a proxy contest in the amounts of $2,229,000 and $328,000, respectively. The non-GAAP net income for the quarter ended March 31, 2014 did not reflect the benefit from reduction of the valuation allowance in the amount of approximately $26.7 million.

Future Taxable Income Under Reasonable Growth Model

In determining to realize a significant portion of its deferred tax assets during the 2014 fiscal year, the Company relied upon a financial model which was based on the minimum number of net connections that would be required to be added each year in order to fully utilize its operating loss carryforwards prior to expiration. Under the model, the Company would only need to add 20,000 net connections per year over the next twenty years. The assumptions used in the financial model were not a reflection of any doubts by management that net connections to be added in future years would be less than the connection growth rates that have been historically achieved.

The Company’s model is not dependent upon a turn-around or other dramatic change in circumstances in connection with its anticipated future taxable income. Management felt comfortable that the connections to be added each year under the model are readily achievable given the historical connection growth of the Company which is substantially in excess of 20,000 connections per year.

The Company’s new connections added to its service over the past four fiscal years are as follows:

	Gross	Net
FY ’11	36,802	36,802
FY ’12	49,311	44,453
FY ’13	54,369	50,317
FY ’14	76,000	52,000

Since the recurring revenues generated by connections is the primary and substantial component of total revenue, and their subscription based nature make them predictable and reasonably assured, management believes that increasing revenues and non-GAAP net income are sustainable in the future.

Due to, among other things, the technology based nature of the Company’s business, the Company believed that it would be difficult to forecast earnings for a twenty year period. Therefore, in determining to release a significant portion of its deferred tax asset, the Company only took into account the taxable income anticipated to be earned by the Company over the first ten years of the model.

Per the chart below, the growth rate assumptions used in the model over the twenty year period, including connection growth, are significantly less than the historical growth rates actually achieved by the Company.

Growth Rate Comparison

	5 Year Historical CAGR	20 Year Model CAGR
Total Revenue	22.5%	4.5%
Gross Profit	27.1%	3.3%
SG&A	-2.0%	2.3%
Non-GAAP NI	170.4%	8.2%
Connections	26.7%	4.5%

Negative Evidence

As required under ASC 740-10-30, as part of its determination that it was more likely than not that future taxable income would be available to utilize a significant portion of the operating loss carryforwards, the Company carefully considered the following negative factors:

•	The Company incurred significant cumulative operating losses prior to its 2013 fiscal year. As detailed above, however, as a result of the growing number of connections to its service, and the stickiness thereof, the Company achieved scale during the first quarter of the 2013 fiscal year. Given the nature of the Company’s business model – recurring revenues from connections to its service - the Company has determined that the future taxable income reflected in its model for the next ten years is reasonably assured.

•	The Company incurred operating losses during the quarters ended September 30, 2012 ($414,232) and June 30, 2014 ($567,811).

The operating loss during the September 30, 2012 quarter was incurred at the point the Company achieved scale, and thereafter the Company achieved positive earnings in each quarter through March 31, 2014. The operating loss also included $328,000 of costs incurred by the Company during the quarter in connection with a proxy contest which represented unusual non-operational expenses.

The operating loss during the June 30, 2014 quarter was primarily due to payment grace periods under sales incentives granted by the Company to customers. For the connections associated with the grace periods, the Company incurred costs during the quarter without recognizing any corresponding revenues. The revenues from these connections will be reflected in future periods when the grace periods expire.

•	The number of competitors offering cashless solutions has increased reflecting, among other things, the increased acceptance of cashless payment systems in the marketplace. Due to what the Company believes to be its competitive advantages in the marketplace and recognizing that the vending market is in the early stage of migrating to cashless acceptance, we determined that the assumptions set forth in the financial model over the ten year period are nevertheless readily achievable.

Conclusion

After careful consideration of all the positive and negative evidence described above, the Company determined that the positive evidence outweighed the negative evidence. As a result, during the 2014 fiscal year, the Company determined that it was more likely than not that a significant portion of the valuation allowance against the deferred tax assets was no longer required, and a $27 million reduction in the valuation allowance was recorded.

ASC 740-10-30-21 states that "[f]orming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years". Management believes that there exists sufficient objective positive evidence which overcomes the Company's recent cumulative losses.

ASC 740-10-30-22 states that “[t]he weight to be given to the potential effect of negative and positive evidence shall be commensurate with the extent to which it can be objectively verified.” As discussed above, the Company concluded that the positive, objective evidence outweighed the negative evidence. The Company placed significant weight upon the following objective positive evidence: the significant existing connection base, which represents the main driver of growth and earnings; a growth model which assumes connection growth at a much lower rate than that of the previous five fiscal years; that the connection growth assumed in the financial model would be achieved solely from existing customers; and that the Company’s recurring revenues are sustainable and reasonably assured due to, among other things, the “sticky” nature of the connection base.

Note 16. Commitments and Contingencies, page F-22

2.	We note your disclosure that during fiscal 2014 you entered into six agreements covered under a master lease agreement to lease back the equipment. Please provide us with your analysis of the guidance in ASC 840-10-25-1 supporting your classification of these as operating leases, including your consideration of the renewal options and transfer of ownership at the end of the lease term.

Response:

The Company determined its accounting for its sale lease-back transactions after consideration of relative FASB Codification, including ASC 840-10 and the transaction agreements.  In light of the four criteria for lease classification, the Company determined that operating lease treatment was appropriate.  The following is a summary of considerations for each of the four criteria.

1.           Transfer of ownership.  The lease documents do not include any terms for transfer of ownership of the property to the Company by the end of the lease term.  Section 19(b) of the Master Lease Agreement includes the option of the Company (Lessee) to purchase the equipment, but it is not for a nominal fee.

2.            Bargain purchase option. The lease documents do not include any terms for a bargain purchase option of the property by the Company at any time.  In accordance with section 19(b) of the Master Lease Agreement the Company may elect to purchase the equipment at the end of the original lease term at a price that will be agreed upon by both parties.  If the purchase option is exercised, a bargain purchase is not deemed present as the expected purchase price will be something at or near the current market price.

3.             Lease term.  The lease term is less than 75% of the economic useful life of the leased equipment.

a.        The equipment sold and leased back has a weighted average estimated economic life of 57 months at lease inception and no equipment was more than eleven months old at lease inception.  When new, the equipment has an estimated economic life of five years; however, the equipment had been in service for a few months at lease inception.

b.        The lease term is deemed to be 36 months based on the following considerations:

i.	base lease term is 36 months;
ii.             there is no bargain renewal option, as the rent during the renewal period is the same as during the base term of the lease, providing no inducement to reasonably assure the lease renewal is exercised;
iii.            there is no penalty if the lease is not renewed;
iv.            there is no guarantee by the Company on any debt of the lessor;
v.             there is no loan from the Company to the lessor;
vi.            there is no bargain purchase option at any time of the lease; and
vii.           renewal is at option of the Company, not the lessor.

c.            The lease term is approximately 63% (36/57), and is below the 75% threshold.

4.            Minimum lease payments.  The present value at the beginning of the lease term of the minimum lease payments is less than 90% of the excess of the fair value of the leased property to the lessor at lease inception.  At lease inception, the fair market value of the underlying equipment is estimated to be $7,918,488.  Using a discount factor of 10.23%, the present value of the future minimum payments under the master lease agreement over the minimum 36 month period is $6,855,798, or 86.6% of the equipment’s fair value.

Based upon the guidance and the considerations noted above, the Company concluded that the leases are appropriately classified as operating leases.

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if there is any additional information we can provide to assist the staff in resolving these comments. Please feel free to call me at (610) 989-0340 or e-mail me at ddemedio@usatech.com.

Sincerely,

USA Technologies, Inc.

/s/ David M. DeMedio
David M. DeMedio
Chief Financial Officer

cc:	Stephen P. Herbert, Chief Executive Officer
Megan M. Zug, CPA, Controller
Douglas M. Lurio, Esquire
Ms. Megan Akst, Securities and Exchange Commission
Ms. Joyce Sweeney, Securities and Exchange Commission